Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

June 6, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Mr. Raymond Be, Esq.

Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Mr. Be:
On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X U.S. Cash Flow Kings 100 ETF (the “Fund”), included in Post-Effective Amendment No. 715 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on May 11, 2023 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 24, 2023, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

GENERAL

1. Comment: Please submit the Registrant’s responses to the Staff’s comments at least five (5) business days prior to effectiveness of the post-effective amendment to the Registration Statement for the Fund and provide marked changed pages.

Response: The Registrant will file this comment response letter at least five (5) business days prior to the Amendment’s effective date and provide marked changed pages as requested.

U.S. Securities and Exchange Commission
Attention: Mr. Raymond Be, Esq.
June 6, 2023

FEES AND EXPENSES

2. Comment: With respect to the fee table and expense example, please provide the SEC Staff with a copy of the completed fee table and expense example. In addition, please include an explanation of how the Registrant estimated “Other Expenses” and determined that the estimate was reasonable.

Response: The Registrant has completed the Fund’s fee table and expense example, which are included below. Regarding “Other Expenses” and how the Registrant determined the estimated “Other Expenses” were reasonable, pursuant to the unitary expense arrangement described in “FUND MANAGEMENT – Investment Adviser,” the management fee will cover the cost of investment advisory, supervisory and administrative services. In addition, the Adviser will pay all costs of various third-party services required by the Fund, including audit, certain custody, portfolio accounting, legal, transfer agency and printing costs. The Adviser does not currently anticipate that the Fund would incur expenses that would not be covered by the unitary fee and that would amount to the threshold for disclosure in the fee table. The Fund submits that the basis for this estimate is similar to its estimates used for recent funds launched by the Registrant.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.25%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.25%
1 Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$26	$80

PRINCIPAL INVESTMENT STRATEGIES

3. Comment: The section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, uses terminology such as cash flow yield that is undefined and the disclosure does not explain how such terms relate to the Fund’s principal investment strategy or investment thesis. For example, the disclosures refer to free cash flows without explaining what that is or how it is calculated, risks or limits associated with using free cash flows as a filter, or why the Underlying Index is designed based on free cash flows. Please revise the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” or advise the Staff as to why revisions are not needed.

U.S. Securities and Exchange Commission
Attention: Mr. Raymond Be, Esq.
June 6, 2023

Response: The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

The Underlying Index is owned and was developed by Global X Management Company LLC (the “Index Provider”), an affiliate of the Fund and the Fund's investment adviser (the “Adviser”). The Underlying Index is administered and calculated by Mirae Asset Global Indices Pvt. Ltd. (the “Index Administrator”), an affiliate of the Index Provider. The Underlying Index is designed to provide exposure to large- and mid-capitalization U.S. equity securities that exhibit high free cash flow yields relative to the eligible universe of companies, as determined by the Index Administrator. Generally speaking, free cash flow is the cash a company generates after accounting for operating expenses and capital expenditures, and free cash flow yield is a financial ratio comparing the free cash flow per share a company earns against its enterprise value per share. When a company has high free cash flow yield, this indicates that the company is generating a surplus of cash, which can be utilized for paying dividends, repaying debts, buying back shares and/or investing in growth opportunities. While free cash flow yield can be a useful metric for evaluating a company, there is no guarantee that companies with high free cash flow yields will continue to maintain high free cash flow yields in the future, or that these companies will outperform companies with lower free cash flow yields. The Index Administrator calculates free cash flow as operating cash flow minus (-) capital expenditure, and calculates free cash flow yield by taking a company’s free cash flow from the trailing twelve-month period and dividing by its enterprise value. Enterprise value is defined by the Index Administrator as the market value plus (+) total debt outstanding minus (-) cash and cash equivalents.

The initial universe of securities is the Mirae Asset U.S. 1000 Index, which seeks to measure the performance of the large- and mid-capitalization segments of the U.S. equity market by selecting the top 1000 U.S. companies by full market capitalization, subject to additional liquidity criteria and buffer rules. The Mirae Asset U.S. 1000 Index is a float-adjusted, capitalization-weighted index and is rebalanced annually. In constructing the Underlying Index, the Index Administrator screens the Mirae Asset U.S. 1000 Index based on free cash flow yield from the trailing twelve-month period as described above. Securities with negative free cash flow for the trailing twelve-month period are removed from the eligible universe for the Underlying Index. Additionally, securities classified in the financials sector, other than those securities classified as real estate investment trusts (“REITs”), are excluded from the eligible universe.

The Registrant has also updated the section of the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” with the addition of the risk factor below:

Risk of Investing in Companies with High Free Cash Flow Yields: There is no assurance that companies with current high free cash flow yields will continue to maintain high free cash flow yields in the future. The free cash flow yield of a company will increase in circumstances where market pricing of a security reflects negative sentiment, including lower future earnings, which may decrease a company’s current share price relative to cash flow. Free cash flow is a trailing calculation, and may not be reflective of future earnings or future cash obligations, such as debt repayment, capital expenditures, and working capital needs. Higher free cash flow may also arise as a result of a company limiting current investment or capital expenditure, which may have an impact of the future earnings of such company. Companies with high free cash flow may perform better or worse than the market as a whole, and an investment in these types of securities may cause the strategy to underperform or outperform other types of investments. Companies with high free cash flow have the potential to react differently to geopolitical and or macro-economic trends than other companies.

U.S. Securities and Exchange Commission
Attention: Mr. Raymond Be, Esq.
June 6, 2023

4. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please clarify how the Index Administrator will make the determination that a security exhibits “high free cash flow yields” and how the Index Administrator defines large and mid-capitalization for purposes of inclusion in the Underlying Index.

Response: Please see the Registrant’s response to Comment #3 above.

5. Comment: With respect to the third paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the disclosure notes that a sector capping methodology is applied to the Underlying Index. Please revise the disclosure to briefly explain what that methodology is.

Response: The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

At each quarterly reconstitution of the Underlying Index, constituents are weighted in proportion to their trailing twelve-month free cash flow, with the weights of individual securities capped at 2%. In addition, ~~a sector capping methodology~~the aggregate weight of companies from the same sector is ~~applied~~capped at 25% to reduce sector concentration and increase the sector diversification of the Underlying Index, as determined by the Index Administrator. The Fund's investment objective and Underlying Index may be changed without shareholder approval.

6. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, if the companies in which the Fund will invest will need to refinance debt in the future in order to continue to maintain free cash flows (e.g., their cash flows are free because debt is non-amortizing) then please consider enhancing risk disclosure to address the limits of using a trailing indicator as a filter.

Response: Please see the Registrant’s response to Comment #3 above.

7. Comment: With respect to the last paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please inform the Staff why the Fund may rely on the no-action relief provided in The First Australia Fund, Inc. letter in light of the fact that the Index Provider is an affiliate of the Fund.

Response: As a preliminary matter, the Registrant notes that Section 8(b)(1) under the 1940 Act requires each registered investment company to include in its registration statement ”a recital of the policy of the registrant in respect of” certain enumerated policies, including concentration of investments and that such a recital include “a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein.” The First Australia Fund no action letter provides the Staff’s interpretive position concurring that the proposed approach set forth in that letter was consistent with the statutory scope of Section 8(b)(1). The Registrant respectfully submits that the First Australia Fund provides one, fact-limited example of an approach that satisfies the statutory provision of Section 8(b)(1), but does not provide an exclusive method of complying with the requirements of the statute.

U.S. Securities and Exchange Commission
Attention: Mr. Raymond Be, Esq.
June 6, 2023

We note some significant differences between the Fund and the fund at issue in First Australia. The fund at issue in the First Australia letter was actively managed. The fund’s manager retained significant discretion to invest up to 35% of the fund’s total assets in the securities of issuers in a particular industry if and when that industry represented 20% or more of a reference index. Moreover, the fund discussed in First Australia letter was not an index fund, much less an index ETF, and therefore the fund’s investment adviser had no mandate (and the fund did not have an investment objective) to track the performance of the reference index. Indeed, the investment adviser in First Australia Fund, Inc. presumably had the discretion to change reference indexes at will, unlike an index ETF for which a change in the underlying index would typically require a change to a fund’s investment objective (as would be the case for the Fund).

In light of the foregoing, the Registrant submits that the First Australia letter although informative, is not controlling and does not set aside the express statutory provisions of Section 8(b)(1).

SUMMARY OF PRINCIPAL RISKS

8. Comment: With respect to the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”, please consider revising the disclosure to include strategy specific risks. For example, please consider whether the risk factor titled “Dividend-Paying Stock Risk” is appropriate and to the extent it is, please revise the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” accordingly. To the extent investing in dividend-paying stocks is not part of the Fund’s principal investment strategy, please move the risk factor to the Item 9 risk disclosure.

Response: The Registrant notes that securities with high free cash flows indicate higher amounts of available cash and therefore can also indicate a company’s ability to pay dividends to investors. As dividend payments are a possible use of high free cash flows, but not one of the required filters used by the Index Administrator for the security selection process, the Registrant has included this as possible risk, but not language as part of the Fund’s principal investment strategy. In addition, as noted in the response to Comment #3 above, the Registrant has added a new risk factor titled “Risk of Investing in Companies with High Free Cash Flow Yields” to the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS" and “A FURTHER DISCUSSION OF PRINCIPAL RISKS”.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,
                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.